

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Brooke E. Carillo
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

      Re: Redwood Trust, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2020
            Filed February 26, 2021
            File No. 001-13759

Dear Ms. Carillo:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Real Estate & Construction

cc: Redwood Trust, Inc. SEC Notices